Exhibit 99.2
A detailed description of the transactions described in this Letter of Transmittal and Election Form is contained in the management information circular of CryptoLogic Inc. dated April 23, 2007 (the “Circular”) mailed to shareholders of CryptoLogic Inc. in connection with the special meeting of shareholders of CryptoLogic Inc. that is scheduled to be held on May 24, 2007. You may obtain a copy of the Circular from www.sedar.com. You may also request a paper copy free of charge by contacting Georgeson Shareholder Communications Canada Inc. at the address or telephone numbers set out on the last page of this Letter of Transmittal and Election Form.
The instructions accompanying this Letter of Transmittal and Election Form should be read carefully before completing this Letter of Transmittal and Election Form. Equity Transfer & Trust Company (sees the last page for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL AND ELECTION FORM
for registered holders of common shares
of
CRYPTOLOGIC INC.
(the “Company”)
This Letter of Transmittal and Election Form is for use by registered holders of common shares (“Common Shares”) of the Company in connection with the proposed arrangement (the “Arrangement”) involving, among others, the Company and CryptoLogic Limited (“CryptoLogic Ireland”), that is being submitted for approval at the special meeting of holders of Common Shares (“Shareholders”) scheduled to be held in Toronto, Canada at 4:30 p.m. (Toronto time) on May 24, 2007, or any adjournment thereof (the “Meeting”).
On the effective date of the Arrangement, CryptoLogic Ireland will acquire, through its subsidiaries, all of the issued and outstanding Common Shares of CryptoLogic Inc. in exchange for either exchangeable shares (the “Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”) or ordinary shares of CryptoLogic Ireland (“CryptoLogic Ireland Shares”) on the following basis: (i) a Shareholder who is a Canadian resident (other than a Shareholder who is identified as a Tax Exempt Canadian resident, who is not entitled to elect, or who dissents in respect of the Arrangement) and who has duly elected to receive CryptoLogic Ireland Shares for their Common Shares by the Election Deadline and has delivered a duly completed Letter of Transmittal and Election Form and the required supporting documents to the Depositary (as herein defined) by 5:00 p.m. (Toronto Time) on May 22, 2007 (the “Election Deadline”) will receive one (1) CryptoLogic Ireland Share for each Common Share held; (ii) a Shareholder who is a Canadian resident and is not identified as Tax Exempt will only be entitled to receive one (1) Exchangeable Share for each Common Share held upon delivery of a duly completed Letter of Transmittal and Election Form and delivery of the required supporting documents to the Depositary; and (iii) a Shareholder who is not a Canadian resident or is a Tax Exempt Canadian resident (other than a Shareholder who dissents in respect of the Arrangement) and who has delivered a duly completed Letter of Transmittal and Election Form and the required supporting documents with the Depositary, the Guernsey Depositary or the U.S. Depositary will receive one (1) CryptoLogic Ireland Share for each Common Share held.
The Exchangeable Shares are exchangeable at any time at the option of the holder into CryptoLogic Ireland Shares on a one-for-one basis for a period of no more than seven (7) years from the effective date of the Arrangement (the “Effective Date”), subject to certain redemption terms and anti-dilution adjustments, which may result in an earlier conversion, all as described in the Circular. Shareholders are encouraged to carefully review the Circular in its entirety.
The transaction will be immediately taxable to a Canadian resident Shareholder who is not Tax Exempt unless the Shareholder completes and files the tax election package referred to on page 4 of this Letter of Transmittal and Election Form (duly executed by CEC), with the Canada Revenue Agency by the specified deadline; and (iii) will be immediately taxable to a Canadian resident Shareholder who duly elects to receive CryptoLogic Ireland Shares.
As soon as reasonably practicable after the later of the Effective Date and the delivery to Equity Transfer & Trust Company (“Equity Transfer” or the “Depositary”) or its Guernsey-based co-transfer forwarding agent, Capita Registrars (Guernsey) Limited (address on the last page) (“Guernsey Depositary”), or its U.S.-based co-transfer forwarding agent, Continental Stock Transfer & Trust Company (address on last page) (“U.S. Depositary”) of a duly completed Letter of Transmittal and Election Form, certificate(s) representing the Common Shares (the “Certificates”) and any other documents required by Equity Transfer, Guernsey Depositary, U.S. Depositary, the Company, or CryptoLogic Ireland, a Shareholder who has properly completed and delivered this Letter of Transmittal and Election Form and delivered the Certificates and any other required documents will be entitled to receive, as consideration for their Common Shares, Exchangeable Shares or CryptoLogic Ireland Shares, as applicable, on the basis set forth in the Circular.

To ensure timely delivery of the certificate(s) representing the Exchangeable Shares or CryptoLogic Ireland Shares, as applicable (collectively the “Arrangement Certificates”) that a Shareholder is entitled to receive under the Arrangement, it is recommended that for those Canadian resident shareholders not electing to receive CryptoLogic Ireland Shares, and non-Canadian and Tax Exempt Canadian Shareholders, this Letter of Transmittal and Election Form, properly completed and signed, together with the Certificates and any other required documentation be delivered by mail, hand or courier to Equity Transfer, Guernsey Depositary, or U.S. Depositary at the address set forth on the last page of this Letter of Transmittal and Election Form as soon as practicable prior to the Effective Date. Shareholders who do not deliver a properly completed and signed Letter of Transmittal and Election Form, the Certificates and all other required documentation to Equity Transfer or Guernsey Depositary or U.S. Depositary will not receive the Arrangement Certificate(s) to which they are otherwise entitled, unless and until such documentation is provided. Any delay in filing documentation will result in a delay in receiving the Arrangement Certificate(s) to which you are entitled. For further particulars, please refer to the Circular.
Whether or not Shareholders deliver this Letter of Transmittal and Election Form, the Certificates and all other required documentation, to Equity Transfer, Guernsey Depositary, or U.S. Depositary, as of the Effective Date all Shareholders will cease to be Shareholders of the Company and will only be entitled to receive the Arrangement Certificates to which they are entitled under the Arrangement or in the case of Shareholders who properly exercise dissent rights (as described in the Circular) in respect of their Common Shares, the right to receive fair value for their Common Shares in accordance with the dissent procedures. However, if any Shareholder fails to deliver this Letter of Transmittal and Election Form and the Certificates for Common Shares and all other required documentation to Equity Transfer, Guernsey Depositary, or U.S. Depositary, the Arrangement Certificates to which they are otherwise entitled will not be delivered.
Holders of Common Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee as soon as possible for instructions and assistance in delivering those Common Shares as contemplated by this Letter of Transmittal.
DELIVERY OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY. IT IS RECOMMENDED THAT YOU FORWARD YOUR CERTIFICATES BY BONDED COURIER OR REGISTERED MAIL.
Please carefully read the Circular and the instructions herein before completing this Letter of Transmittal and Election Form.

TO:    CRYPTOLOGIC INC. (“CryptoLogic”) AND TO: CRYPTOLOGIC LIMITED (“CryptoLogic Ireland”)
AND TO: CRYPTOLOGIC EXCHANGE CORPORATION (“CEC”)
AND TO: CRYPTOLOGIC CALLCO ULC (“CALLCO”)
AND TO: EQUITY TRANSFER & TRUST COMPANY, AS DEPOSITARY
AND TO: CAPITA REGISTRARS (GUERNSEY) LIMITED, AS GUERNSEY DEPOSITARY
AND TO: CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS U.S. DEPOSITARY
The undersigned hereby delivers to the above addressees the enclosed Certificate(s) for exchange upon the Arrangement becoming effective. The details of the enclosed Certificate(s) are as follows:
(Please print, if insufficient space, attach a list in the form below to this Letter of Transmittal)

Number of
Certificate	Name(s) and Address(es)	Common Shares
Number(s)	in which Registered	Deposited

PART I - ELECTION FOR SHAREHOLDERS WHO ARE CANADIAN RESIDENTS
(EXCLUDING TAX EXEMPT CANADIAN RESIDENTS)
Under the Arrangement, the undersigned hereby deposits Common Shares represented by the above certificate(s) to be exchanged as follows:

Common Shares for Exchangeable Shares

(please fill in the number of Common Shares to be exchanged for
Exchangeable Shares of CEC on the basis of one (1) Exchangeable Share for each
Common Share)

Common Shares for CryptoLogic Ireland Shares

(please fill in the number of Common Shares you elect to exchange for CryptoLogic
Ireland Shares on the basis of one (1) CryptoLogic Ireland Share for each Common Share)
If an election is not made, or is not properly made, and the address of the undersigned in the register of Common Shares, as of the close of business (Toronto time) on the day preceding the effective date of the Arrangement, is in Canada, the undersigned will, unless identified as Tax Exempt, be deemed to exchange CryptoLogic Common Shares with CEC for Exchangeable Shares. If the address of the undersigned in the register of Common Shares, as of the close of business (Toronto time) on the day preceding the Effective Date of the Arrangement, is not in Canada, the undersigned will be deemed to have exchanged all deposited Common Shares with Callco for CryptoLogic Ireland Shares.
The total of the numbers filled in above pursuant to the election must equal the number of Common Shares represented by the share certificate(s) enclosed with this Letter of Transmittal and Election Form.
PART 2: FOR CANADIAN RESIDENT SHAREHOLDERS RECEIVING EXCHANGEABLE SHARES WHO ARE ELIGIBLE FOR
AND DESIRE A CANADIAN TAX DEFERRAL
By checking the box, below, the undersigned (i) requests a tax election filing package be forwarded to the undersigned at the address specified herein; (ii) represents that the undersigned is a shareholder who is a resident of Canada for purposes of the ITA (as defined in the Circular), other than any such shareholder who is exempt from tax under the ITA; (iii) acknowledges that it is the undersigned’s responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election package and send such documents for execution by CEC to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 so that they are received by Equity Transfer within 90 days of the Effective Date; (iv) acknowledges that the deferral is only available to the extent that the undersigned receives Exchangeable Shares in respect of the Common Shares deposited herewith; (v) acknowledges that CEC agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by CEC by ordinary mail to the undersigned, provided the tax election form is received by CEC on or before 90 days after the Effective Date; and (vi) acknowledges that with the exception of execution of the election by CEC, compliance with the requirements for a valid election will be the sole responsibility of the undersigned and that neither CEC nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to file it properly within the time prescribed and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial legislation) or for any other liabilities for taxes, interest, penalties, damages or expenses that may otherwise arise. See
“Canadian Federal Income Tax Considerations to Canadian Residents” in the Circular.

☐ Please check if you want a tax election package

If you are requesting a tax election filing package, please check the appropriate box(es) below:
	Yes	No
The undersigned is a partnership	☐	☐
The undersigned intends to file an election in Quebec	☐	☐
Neither CEC nor the Depositary will be responsible for the proper completion or filing of any election and the Shareholder will be solely responsible for the payment of any late filing penalty.

PART 3: GENERAL
The undersigned hereby:
1. Acknowledges receipt of the Circular.
2. Acknowledges that the intention of CEC in creating Exchangeable Shares is to have the economic rights associated with the Exchangeable Shares be, as nearly as practicable, equivalent to those of the CryptoLogic Ireland Shares. CryptoLogic Ireland will covenant in the Voting and Exchangeable Trust Agreement to provide financial and other information regarding CryptoLogic Ireland to holders of Exchangeable Shares. The undersigned acknowledges CryptoLogic Ireland’s covenants in that regard.
3. Understands that, subject to paragraph 5 below, upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) the Certificate(s); and (iii) any other required documentation (collectively, the “Required Documentation”), as soon as practicable after the later of the Effective Date and the delivery to Equity Transfer, or to Guernsey Depositary, or to U.S. Depositary of the Required Documentation, the Arrangement Certificate(s) which the undersigned is entitled to receive under the Arrangement will be sent by Equity Transfer to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pickup in accordance with the instructions given in Box C below. In each case, the Arrangement Certificate(s) will be in the name shown in Box A below.
4. Understands that whether or not the undersigned delivers the Required Documentation to Equity Transfer, or Guernsey Depositary, or U.S. Depositary, as of the Effective Date the undersigned will cease to be a Shareholder of the Company and, subject to paragraph 5 below, will only be entitled to the Arrangement Certificates which the undersigned is entitled to receive under the Arrangement.
5. Understands that if the undersigned fails to deliver the Required Documentation following the Effective Date with respect to any Common Shares held by the undersigned to Equity Transfer, or Guernsey Depositary, or U.S. Depositary, the Arrangement Certificates to which they are otherwise entitled will not be delivered.
6. Represents, warrants and covenants that:
(a)	The undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Common Shares to any other person;

(b)	The undersigned, or the person on whose behalf the Common Shares are being deposited, has good title to and is the beneficial owner of the Common Shares being deposited, free and clear of all mortgages, liens, restrictions, charges, encumbrances, security interests, claims and rights of others;

(c)	The undersigned has the full power and authority to execute and deliver this Letter of Transmittal and Election Form and all information inserted into this Letter of Transmittal and Election Form by the undersigned is complete and accurate;

(d)	The deposit of the Common Shares complies with applicable laws; and

(e)	Unless the undersigned has revoked this Letter of Transmittal and Election Form by notice in writing given to Equity Transfer, or to Guernsey Depositary, or to U.S. Depositary not later than 5:00 p.m. (Toronto time) on the second business day preceding the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Common Shares represented by the Certificate(s) deposited with this Letter of Transmittal. This Letter of Transmittal and Election Form, once duly deposited, may not be revoked after the Election Deadline.
7. Directs the Company, CEC, Callco, CryptoLogic Ireland, Guernsey Depositary, U.S. Depositary and Equity Transfer:
(a)	To issue or cause to be issued the Arrangement Certificate(s) which the undersigned is entitled to receive under the Arrangement and to send such certificates, as soon as reasonably practicable after the later of the Effective Date and the delivery to Equity Transfer, or to Guernsey Depositary, or to U.S. Depositary of the Required Documentation, by first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates and cheque for pick-up in accordance with the instructions given in Box C below; or

(b)	If the Arrangement is not completed, to return the Certificate(s) to the undersigned, as soon as reasonably practicable, by first class mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Common Shares, maintained by the Company or Equity Transfer or, if Box C below has been completed, hold such Certificate(s) for pick-up by the undersigned in accordance with the instructions given in Box C below. The undersigned agrees that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Common Shares if the Arrangement is not completed.
     The Company, CEC, Callco, CryptoLogic Ireland, Guernsey Depositary, U.S. Depositary and Equity Transfer shall have no liability in respect of any deliveries made in accordance with the instructions given in Box A, B or C below.
8.	Revokes any and all authority, other than as granted in this Letter of Transmittal and Election, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares being deposited and no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Common Shares being deposited.

9.	Covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Common Shares.

10.	Acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein will be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

11.	Acknowledges that deposit of Common Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Company, CEC, Callco and CryptoLogic Ireland upon the terms and subject to the conditions set forth in the Circular and this Letter of Transmittal and Election Form and the undersigned agrees that its representations and warranties set forth above which, together with the undersigned’s covenants set forth herein, will survive the completion of the Arrangement.

12.	Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by the Company, CEC, Callco and CryptoLogic Ireland in their sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Company, Equity Transfer, Guernsey Depositary, U.S. Depositary, CryptoLogic Ireland, CEC, Callco or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice.

13.	By reason of the undersigned’s use of an English language form of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de Ia présente letter d’envoi par le soussigné, ce dernier est repute avoir demandé que tout contrat attesté par l’arrangement, qui est accepté au moyen de Ia présente letter d’envoi, de méme que tous les documents qui s’y rapportent, soient rédigës exclusivement en anglais.

BOX A – ISSUANCE INSTRUCTIONS

Issue Arrangement Certificate(s) in the name indicated below and enter the address indicated below in the appropriate register.
(See Instructions 2, 3, 4 and 5; please print or type.)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone Number – Business Hours)

(Tax Identification, Social Security Number)

BOX B – SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Arrangement Certificate(s) are to be sent to someone other than the person show in Box A or to an address other than the address shown in Box A.
(See Instructions 2, 3, 4 and 5; please print or type.)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Tax Identification, Social Security Number)

BOX C – SPECIAL PICK UP INSTRUCTIONS

☐ HOLD FOR PICK UP AT THE OFFICE OF DEPOSITARY IN TORONTO

BOX D – SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 3)

Authorized Signatures

Name of Guarantor (please print or type)

Address (Please print or type)

(Area Code and Telephone Number – Business Hours)

BOX E – SIGNATURE

Date:

Signature of Shareholder or Authorized Representative –
See Instructions 2, 3 and 4

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

Address (please print or type)

Area Code and Telephone Number

INSTRUCTIONS
1. Use of Letter of Transmittal
1.1 To ensure timely delivery of the Arrangement Certificates to which a Shareholder is entitled, it is recommended that this Letter of Transmittal and Election Form, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying Certificate(s) and any other documents required by this Letter of Transmittal and Election Form, be received by Equity Transfer, or Guernsey Depositary, or U.S. Depositary at any of the addresses specified on the last page of this Letter of Transmittal and Election Form on or before the Election Deadline.
1.2 For Shareholders who are residents of Canada and not Tax Exempt and who wish to receive CryptoLogic Ireland Shares, this Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with the accompanying certificate(s) representing Common Shares must be received by Equity Transfer at the address specified below before 5:00 p.m. (local time) on May 22, 2007 (the “Election Deadline”). If this Letter of Transmittal and Election Form is not received by Equity Transfer prior to the Election Deadline, a Shareholder who is a resident of Canada will automatically receive Exchangeable Shares.
1.3 The method used to deliver this Letter of Transmittal and Election Form, the Certificate(s) and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be delivered by hand, registered mail, or bonded courier, to Equity Transfer, or to Guernsey Depositary, or to U.S. Depositary and a receipt be obtained therefor. However, if such documents are mailed, the Company recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Common Shares.
2. Signatures
2.1 This Letter of Transmittal and Election Form must be filled in, and Box E must be dated and signed by the holder of the Common Shares or by such holder’s duly authorized representative (in accordance with instruction 4).
2.2 If this Letter of Transmittal and Election Form is signed by the registered holder(s) of the accompanying Certificate(s), such signature on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such Certificate(s) without any change whatsoever, and the Certificate(s) need not be endorsed. If such transmitted Certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal and Election Form.
2.3 If this Letter of Transmittal and Election Form is signed by a person other than the registered holder(s) of the accompanying Certificate(s), or if the Arrangement Certificates(s) are to be issued to a person other than the registered holder(s) of the accompanying Certificate(s), if applicable:
(a)	Such deposited Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(b)	The signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the Certificate(s) and must be guaranteed as noted in Instruction 3 below.
3. Guarantee of Signatures
If this Letter of Transmittal and Election Form is signed by a person other than the registered holder(s) of the Common Shares, or if the Arrangement Certificates are to be issued to a person other than the registered holder(s), or if the Arrangement is not approved by the Shareholders and the Common Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Common Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to Equity Transfer (see Box D). No guarantee is required if the signature is that of an Eligible Institution. An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Common Shares Transfer Association Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in

Canada or members of the Investment Dealers Association of Canada and members of a national Common Shares exchange in the United States or members of the National Association of Common Shares Dealers, Inc.
4 . Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal and Election Form or any Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of such authority to act. Any of the Company, CEC, Callco, CryptoLogic Ireland, Guernsey Depositary, U.S. Depositary or Equity Transfer may, at their discretion, require additional evidence of authority or additional documentation.
5. Delivery instructions
The box entitled “Box B — Special Delivery Instructions” should be completed only if the address to which the Arrangement Certificates are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any Arrangement Certificates will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal and Election Form. If Box C is not completed and no address is provided in this Letter of Transmittal and Election Form, then any Arrangement Certificates will be mailed to the address of the Shareholder as it appears on the register of Common Shares, as of 5:00 p.m. (Toronto time) on the day preceding the Effective Date.
6. Fractional Common Shares
No certificates representing fractional Exchangeable Shares or CryptoLogic Ireland Shares, as applicable, will be issued by CEC, Callco or CryptoLogic Ireland in connection with the Arrangement with each fractional Exchangeable Share or CryptoLogic Ireland Share, being rounded down to the next whole Exchangeable Share or CryptoLogic Ireland Share as applicable.
7 . Lost Certificate(s)
7.1 If a Certificate representing Common Shares has been destroyed, lost or stolen, a Shareholder should immediately contact Equity Transfer, at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 or by fax to (416) 361-0470 or by telephone (416) 361-0152, regarding the issuance of a replacement certificate once the Shareholder has satisfied such requirements as may be imposed by the Company, CEC, Callco, CryptoLogic Ireland or Equity Transfer in connection with the issuance of the replacement certificate.
7.2 After the Effective Date, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to Equity Transfer, who will respond with replacement requirements.
8. GENERAL
8.1 If the space on this Letter of Transmittal and Election Form is insufficient to list all Certificate(s), additional certificate numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.
8.2 If the Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal and Election Form should be signed for each different registration. Additional copies of this Letter of Transmittal and Election Form may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal and Election Form.
8.3 No alternative, conditional or contingent deposits will be accepted.
8.4 Each of the Company, CEC, Callco and CryptoLogic Ireland reserves the right, if it so elects in its absolute discretion, to instruct Equity Transfer to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by it.
8.5 It is strongly recommended that prior to completing this Letter of Transmittal and Election Form, the undersigned read the accompanying Circular.

8.6 Questions and requests for assistance may be directed to Equity Transfer and additional copies of the Circular and this Letter of Transmittal and Election Form may be obtained without charge from Equity Transfer at the addresses listed on the last page of this Letter of Transmittal and Election Form.
IMPORTANT: TO ENSURE PROMPT DELIVERY OF THE ARRANGEMENT CERTIFICATE(S) TO WHICH A SHAREHOLDER IS ENTITLED UNDER THE ARRANGEMENT, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY EQUITY TRANSFER AT ITS OFFICES IN TORONTO, CANADA OR TO GUERNSEY DEPOSITARY AT ITS OFFICES IN GUERNSEY, CHANNEL ISLANDS OR TO U.S. DEPOSITARY AT ITS OFFICES IN NEW YORK, USA AT OR PRIOR TO 5:00 P.M. (TORONTO TIME) ON MAY 22, 2007.

Office of the Depositary, Equity Transfer & Trust Company
By Mail, For Pick Up or Delivery By Hand or By Courier
Suite 400
200 University Avenue
Toronto, Ontario M5H 4H1
Telephone (416)361-0152
Fax: (416) 361-0470
Office of the Guernsey Depositary, Capita Registrars (Guernsey) Limited
By Mail, For Pick Up or Delivery By Hand or By Courier
2nd Floor, No. 1 Le Truchot,
St. Peter Port, Guernsey, GY1 4AE, Channel Islands
Telephone +44 (208) 639-2157
Office of the U.S. Depositary, Continental Stock Transfer & Trust Company
By Mail, For Pick Up or Delivery By Hand or By Courier
17 Battery Place, New York, New York,
U.S.A. 10004
Telephone (212) 509-4000
Fax: (212) 509-5150
Georgeson Shareholder Communications Canada Inc.
By Mail, For Pick Up or Delivery By Hand or By Courier
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario M5J2Y1
Telephone (866) 676-3008
Fax: (416) 366-2476
Any questions and requests for assistance may be directed by Shareholders to Equity Transfer & Trust Company at (416) 361-0152 or by fax at (416) 361-0470 or by sending an e-mail to: info@equitytransfer.com.